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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-13704

                           NOTIFICATION OF LATE FILING

         (Check One): [X]Form 10-K-SB  [ ]Form 11-K [ ]Form 20-K [ ]Form 10-Q

   [ ]   Form N-SAR
                  For Period Ended:____________________________________________
   [ ]   Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
   [ ]   Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
   [ ]   Transition Report on Form 11-K
                  For Period Ended:____________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________________
   ____________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION
   Full name of registrant Prologic Management Systems, Inc.__________________ Former name if applicable
   ____________________________________________________________________________
   Address of principal executive office (Street and number)
         2030 East Speedway Boulevard
   City, state and zip code   Tucson, Arizona  85719

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

        William Wallin                (520)                      320-1000
           (Name)                  (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        PROLOGIC MANAGEMENT SYSTEMS, INC.
                  (Name of Registrant as Specified in Charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

   Date  June 30, 1997         By  /s/  William Wallin, Chief Financial Officer
                                   --------------------------------------------


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        Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

        1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                        PROLOGIC MANAGEMENT SYSTEMS, INC.

                           ATTACHMENT 2 TO FORM 12b-25

                                    PART IV.3



         The registrant anticipates that the following significant changes in results of operations for the fiscal year ended March 31, 1997 will be reflected in the earnings statements to be included in the registrant's annual report on Form 10-KSB for the fiscal year then ended:

         Net sales:                         $13,860,000, as compared to $2,624,000 in the fiscal
                                            -----------                 ----------
                                            year ended March 31, 1996 ("fiscal 1996")

         Cost of sales:                     $11,450,000, as compared to $1,744,000 in fiscal 1996
                                            -----------                 ----------

         Gross profit:                      $2,410,000, as compared to $880,000 in fiscal 1996
                                            ----------                 --------

         Total operating expense:           $4,990,000, as compared to $1,841,000 in fiscal 1996
                                            ----------                 ----------

         Net loss before taxes:             $(3,140,000), as compared to $(1,763,000) in fiscal 1996
                                            ------------                 ------------

         Net loss per share:                $(.87), as compared to $(.76) in fiscal 1996
                                            ------                 ------

         The increases in total revenues and total expenses in fiscal 1997 were primarily attributable to the results of the registrant's wholly owned subsidiary, BASIS, Inc., which the registrant acquired in August 1996. In addition, the results of fiscal 1996 include only seven (7) months of the wholly owned subsidiary, Great River Systems, Inc., while fiscal 1997 includes an entire twelve (12) months of revenues and expenses. During the seven months of fiscal 1996 following the acquisition, BASIS, Inc. contributed approximately $8,610,000 of revenues to the registrant's fiscal 1997 consolidated results and a similar amount of expense.

         The registrant's working capital at March 31, 1997 was approximately $100,000, as compared to approximately $2,297,000 at March 31, 1996.